United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
October 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release

Signature Page

US GAAP
BOVESPA: VALE3, VALE5
NYSE: RIO, RIOPR
EURONEXT PARIS: VALE3, VALE5
LATIBEX: XVALO, XVALP
www.vale.com
rio@vale.com
Investor Relations
Department
Roberto Castello Branco
Alessandra Gadelha
Marcus Thieme
Patricia Calazans
Theo Penedo
Tacio Neto
Phone: (5521) 3814-4540

REACHING NEW HIGHS
Performance of Vale in 3Q08
Rio de Janeiro, October 23, 2008 — Companhia Vale do Rio Doce (Vale) operational and financial performance in the third quarter of 2008 (3Q08) continued on the excellence track, marked by records in the production of iron ore, pellets, nickel, bauxite, alumina, aluminum, cobalt, and thermal coal, shipments of iron ore and pellets, copper, alumina, cobalt and thermal coal, gross revenue, operational profit and cash generation.
The combination of financial strength, world-class assets and a wealth of organic growth options gives us an advantageous position to pursue the maximization of shareholder value over the long-term.
Notwithstanding our belief in the soundness of the minerals and metals markets long-term fundamentals, in the short-term we face a challenging global economic scenario which poses risks for our performance. However, on the other hand, the global financial stress generates opportunities for value creation, thereby facilitating the exploitation of several growth options available to us.
In the light of these risks and opportunities, we are maintaining a flexible stance, implementing our growth strategy but retaining the optionality to manage our production and project pipeline according to a careful assessment of the evolution of market conditions.
The main highlights of performance in 3Q08 were:
•	All-time high shipments of iron ore and pellets, reaching 85.9 million metric tons.

•	Record gross revenue of US$ 12.1 billion, 49.2% more than the US$ 8.1 billion of 3Q07. Accumulated revenue for the first nine months of 2008 (9M08) was US$ 31.1 billion against US$ 24.7 billion in 9M07.

•	Record operational profit, as measured by adjusted EBIT (a) (earnings before interest and taxes) of US$ 5.5 billion, 61.4% higher than 3Q07. In 9M08 adjusted EBIT was US$ 13.7 billion increasing 30.2% relative to 9M07.

•	Adjusted EBIT margin of 47.2%, against 43.4% in 3Q07.

•	Record cash generation, as measured by adjusted EBITDA(b) (earnings before interest, taxes, depreciation and amortization): US$ 6.4 billion in 3Q08, US$ 2.4 billion above 3Q07. In 9M08, adjusted EBITDA reached US$ 16.3 billion against US$ 12.2 billion in 9M07.

•	Net earnings of US$ 4.8 billion, equal to US$ 0.94 per share on a fully diluted basis, with a 64.0% increase over the 3Q07 figure of US$ 2.9 billion. In 9M08 net earnings reached US$ 11.9 billion, against US$ 9.2 billion in 9M07.

Except where otherwise indicated the operational and financial information in this release is based on the consolidated figures in accordance with US GAAP and, with the exception of information on investments and behavior of markets, quarterly financial statements are reviewed by the company’s independent auditors. The main subsidiaries that are consolidated are the following: Vale Inco, MBR, Cadam, PPSA, Alunorte, Albras, Valesul, Vale Manganês S.A., RDME, RDMN, Urucum Mineração, Ferrovia Centro-Atlântica (FCA), Vale Australia, Vale International and Vale Overseas.
3Q08

US GAAP
•	Strong financial position, based on powerful cash flow, large cash holdings of US$ 15.2 billion, availability of significant medium and long-term credit lines and a low-risk debt portfolio.

•	Dividends of US$ 1.6 billion to be paid from October 31, 2008. Total dividend distribution of US$ 2.85 billion in 2008, a historical record, an increase of 52.0% relative to the US$ 1.875 billion paid in 2007.

•	Investment of US$ 2.7 billion in 3Q08 and US$ 6.7 billion in 9M08. Six projects already delivered: Zuhai, Samarco III, Fazendão, Dalian, Paragominas II and Alunorte 6&7.

•	In line with a key strategic commitment our investment in corporate social responsibility reached US$ 197 million, US$ 132 million of which destined for environmental protection and US$ 65 million for social projects. In 9M08, these investments totaled US$ 580 million, US$ 404 million in environmental protection and US$ 175 million in social actions.
SELECTED FINANCIAL INDICATORS – US$ million

	3Q07	2Q08	3Q08%		%
	(A)	(B)	(C)	(C/A)	(C/B)
Gross revenues	8,124	10,897	12,122	49.2	11.2
Adjusted EBIT	3,430	5,235	5,535	61.4	5.7
Adjusted EBIT margin (%)	43.4	49.4	47.2
Adjusted EBITDA	4,001	6,218	6,374	59.3	2.5
Net earnings	2,940	5,009	4,821	64.0	-3.8
Earnings per share (US$)	0.61	1.04	0.96
Earnings per share fully diluted (US$)[1]	0.60	1.02	0.94
ROE (%)[2]	32.3	30.1	28.3
Total debt/ adjusted LTM EBITDA (x)	1.2	1.2	1.0
Capex (excluding acquisitions)	1,624	2,312	2,718	67.4	17.6
SELECTED FINANCIAL INDICATORS – US$ million

	9M07	9M08%
	(A)	(B)	(B/A)
Gross revenues	24,703	31,067	25.8
Adjusted EBIT	10,511	13,685	30.2
Adjusted EBIT margin (%)	43.7	45.4	—
Adjusted EBITDA	12,242	16,321	33.3
Net earnings	9,252	11,851	28.1
Earnings per share (US$)	1.89	2.40	—
Earnings per share fully diluted (US$) [1]	1.91	2.36	—
Capex (excluding acquisitions)	4,423	6,725	52.0
Ú BUSINESS OUTLOOK
The combination of two shocks arising from the financial market crisis and the surge in food and energy prices is causing a deceleration in global economic activity as growth in developed economies slows and expansions in emerging market economies lose momentum, weakening the demand for minerals and metals.

[1]	This figure already includes the new shares issued in the global equity offer, which was concluded in August, 2008.

[2]	Return on equity
3Q08

US GAAP
The sudden stop of liquidity and the recent intensification of financial market stress has augmented the downside risks to growth and thus has diminished further the upside risks to price stability.
As a matter of fact, food and energy prices have declined sharply since July contributing to a lowering of global headline inflation and to restoring at least partially consumer purchasing power. For instance, U.S. consumer prices were flat in September, the latest indication that falling energy prices and the economic downturn are rapidly easing pressure on inflation.
Government authorities have taken a more comprehensive approach to stabilize financial market conditions. A globally coordinated effort has evolved aiming to bolster confidence in financial institutions and to break the adverse feedback loop between the financial system and the real economy.
In Europe, several governments have moved to guarantee bank liabilities — deposits and/or debt - and to inject capital into the banking system outright. In the US, the government announced a two part plan along similar lines: the Capital Purchase Program will use US$ 250 billion of the Troubled Assets Relief Program (TARP) funds to purchase preferred shares in US banks and the Temporary Liquidity Guarantee Program will guarantee new, unsecured debt issued by the FDIC-participating US financial institutions. These moves are encouraging given that the history of bank crises tells us that the sooner the recapitalization of banks takes place, the lower will be the real output losses.
Even with the successful implementation of these plans, financial markets are likely to remain under strain throughout the near future as long as it takes time to rebuild confidence in asset valuations and alleviate counterparty concerns. Moreover, a sustained bank deleveraging is likely to reduce credit expansion significantly raising the risk of a more protracted downturn of global economic activity.
We foresee the global economy undergoing a further deceleration, with growth falling in the near term to the slowest pace since the 2001 recession. A gradual recovery is expected to start in 2H09 with global growth returning to its long-term trend possibly only during 2010.
Developed economies are expected to be weak during the remainder of 2008 and in the first half of 2009. An eventual turnaround in the housing sector and more stable oil prices should help lay the basis for an incipient recovery of the US economy in 2H09, but the revival is expected to be more gradual than in previous business cycles, as tight credit conditions continue to weigh heavily on domestic demand.
Growth in emerging economies is also projected to continue to decelerate, falling below trend during 2H08 and early 2009 before picking up during the course of the year. However, overall growth is expected to remain well above rates experienced in the 2001 global downturn, widening the current growth gap relatively to developed economies.
Growth in China, the largest emerging market economy, eased to 9.0 % in 3Q08 from 11.9% in 2007 and is likely to slow further in the remainder of this year. Net external demand is going to be negatively impacted by slowing economic activity in Europe and the US and the domestic credit tightening, a decision made by the Chinese economic policy makers in 2007 in order to fight domestic inflation, is putting downward pressure on the economy.
Given that China is a country with a large current account surplus — 11.3% of GDP in 2007 — trade is the channel of transmission of cyclical gyrations of developed economies to its economic activity. Unlike smaller Asian export-oriented economies, export growth is not a key driver of its aggregate demand. Due to the
3Q08

US GAAP
large size of its domestic economy, net external demand is only a secondary contributor to aggregate demand increase. In 2007, for instance, GDP increased by 11.9% while domestic demand grew by 9.4% with net external demand contributing the remaining 2.5%.
Another important element is the nature of Chinese trade with the rest of the world: almost half of China´s exports are processing trade which has lower value-added and related imports tend to slow when exports slow. It does not insulate China from external shocks but makes net external demand less sensitive to a global slowdown.
This helps to explain the resilience shown by the Chinese economy in the face of past recessions in the developed world. China´s economy has its own dynamics and its downcycles since the early eighties have shown strong correlation with the adoption of macroeconomic policies to stabilize domestic inflation.
Since 2007 credit supply expansion has been contained but bank lending has been much more specifically tightened for the real estate industry. Under continued liquidity tightness housing sales and land purchases are falling and real estate investment and construction have been slowing. The weakening of construction is having a negative impact on the demand for steel, since, according to CISA3, the property sector accounts for 38% of domestic steel consumption.
The real estate industry is very important as a revenue source for the local governments and for overall job creation and economic growth, inasmuch as it is responsible for 20-25% of fixed asset investment, which is more than 40% of China´s GDP.
The slowdown in construction is typically a cyclical phenomenon while the long-term fundamentals underpinning the housing market remain sound.
Urban household income is rising faster than house prices, enlarging housing affordability. Notwithstanding the impressive urbanization that has taken place, more than half of China´s population is still living in rural areas, in a situation similar to Brazil in the mid-fifties. Despite the surge in housing construction in the last few years, the overall amount built is still relatively small compared to the potential demand. Households are not leveraged, they are still large net savers with plenty of room for mortgage debt.
The economic policy response to the weaker economic statistics has been limited so far. Among other less important measures, since July the RMB/USD nominal exchange rate was stabilized to help exporters, some credit controls were softened and the People’s Bank of China has implemented two rounds of 27 bps interest rates cuts — the first since 2002 — and a reduction of 100 bps in bank reserve requirement ratio.
In line with historic precedents, we believe that the Chinese government will take further steps to counteract the current downward trend, using more proactively its monetary and fiscal policy tools. The economic environment is sounder than in past events when the government acted to prevent a slowdown, such as in 1998 and 2001: inflation is coming down, there is fiscal surplus, huge international reserves, the public debt/GDP ratio is low and the banking industry is in better shape now.
China’s State Council issued a press statement outlining some priorities calling for intensified fiscal, credit and trade policy responses to help maintain a stable and rapid growth. These policies involve increases in spending on infrastructure and public housing, tax rebates for exports, tax cuts for real estate transactions,

[3]	China Iron and Steel Association
3Q08

US GAAP
financial support for small and medium enterprises and a reform for the agricultural sector.
Although our iron ore shipments were not affected in the third quarter, the iron ore market has been shaken this year by some unusual events in China. In the first half of the year, severe weather and a major earthquake contributed to cause a disruption in the logistics infrastructure of China, generating as a by-product some inventory building. The Olympics and Paralympics-related restrictions during two months caused steel production to drop. The combination of these two events produced a strong downward volatility of spot prices of iron ore. Finally, this shock was magnified in October by the effects associated to the intensification of the financial market crisis and the negative expectations about the performance of the world economy.
We expect China to experience slower growth during the remainder of this year, as weaker external demand and less investment in light manufacturing and construction put a drag on economic activity. After bottoming out in early 2009, we foresee growth rebounding in the first half of 2009 driven by higher infrastructure spending and the stabilization and subsequent recovery of real estate investment, adding strength to the demand for minerals and metals.
Emerging economies are expected to provide a source of resilience to the global financial shock, benefiting from strong productivity growth and improved economic policy frameworks.
More moderate growth is expected to take place over the forthcoming quarters in emerging economies, without causing disruption of their long-term growth process. The structural changes, which are determinants of the rapid increase in the consumption of minerals and metals, are an integral part of long-term economic development and will keep evolving over the years ahead.
The global market disequilibrium prevailing since 2003 has evidenced an increasing scarcity of mineral resources. The combination of resource endowment restrictions coupled with institutional, cost and risk factors has prevented a meaningful response from the mining industry to price incentives. The financial shock and the ensuing credit supply slowdown impose an additional and important restriction to growing the supply of minerals and metals.
While financial market conditions put project development under strain, current lower minerals and metals prices exert pressure on high cost producers. The likely retrenchment in current production and project development tends to produce a downward bias in operational and capex costs, benefiting large scale low-cost producers such as Vale.
Vale has ample latitude to exploit the several profitable growth options available, given its financial strength, wealth of natural resources, competitive costs and long and successful track record in project development. We have been working during the past years to enhance each of these dimensions in order to sustain our pursuit of maximization of shareholder value.
While we continue to have a strong belief in the soundness of the long-term fundamentals of minerals and metals markets, nonetheless we do recognize the risks embodied in the current global economic environment. Therefore, we are continuously monitoring the evolution of market conditions, retaining the optionality to manage the execution of our project pipeline and production program in accordance with our focus on shareholder value creation.
3Q08

US GAAP
Ú RECORD TOP-LINE: US$ 12.1 BILLION
In 3Q08, our gross revenues hit a new record: US$ 12.122 billion. This was 11.2% above the previous record of US$ 10.897 billion in 2Q08 and 49.2% up on the US$ 8.124 billion of 3Q07.
In the first nine months of this year, revenue was US$ 31.067 billion against US$ 24.703 billion in the same period of 2007. In the last twelve-month period ended at September 30, 2008, our revenues reached US$ 39.479 billion.
Rising prices contributed with US$ 2.979 billion – 74.2% – to the revenue increase of US$ 3.998 billion over 3Q07, while sales volume growth added US$ 1.019 billion. Higher iron ore and pellets prices added US$ 2.362 billion and US$ 724 million, respectively, more than offsetting the US$ 769 million negative impact of lower nickel prices.
Sales of ferrous minerals represented 67.1% of this quarter’s gross revenue, as against 26.8% for non-ferrous minerals.
In terms of geographical distribution, 41.4% of gross revenue originated from sales to Asia, 30.2% from the Americas, 24.9% from Europe and 3.6% from other regions of the world.
On a country basis, China is the leading market, responsible for 20.5% of our revenues, Brazil 18.9%, Japan 10.8%, Germany 7.3% and USA 5.4%.
GROSS REVENUE BY PRODUCT — US$ million

	3Q07%		2Q08%		3Q08%
Ferrous minerals	4,123	50.8	6,652	61.0	8,130	67.1
Iron ore	3,211	39.5	4,947	45.4	6,175	50.9
Pellets	693	8.5	1,168	10.7	1,399	11.5
Manganese ore	13	0.2	83	0.8	119	1.0
Ferroalloys	151	1.9	346	3.2	330	2.7
Pellet plant operation services	23	0.3	15	0.1	13	0.1
Others	32	0.4	93	0.9	94	0.8
Non-ferrous minerals	3,498	43.0	3,579	32.8	3,245	26.8
Nickel	1,970	24.2	1,870	17.2	1,358	11.2
Copper	581	7.2	621	5.7	630	5.2
Kaolin	59	0.7	54	0.5	57	0.5
Potash	49	0.6	105	1.0	103	0.8
PGMs	103	1.3	116	1.1	120	1.0
Precious metals	24	0.3	28	0.3	32	0.3
Cobalt	35	0.4	57	0.5	56	0.5
Aluminum	382	4.7	395	3.6	456	3.8
Alumina	284	3.5	329	3.0	425	3.5
Bauxite	11	0.1	4	0.0	8	0.1
Coal	71	0.9	103	0.9	203	1.7
Logistics services	391	4.8	463	4.2	472	3.9
Railroads	324	4.0	382	3.5	386	3.2
Ports	58	0.7	67	0.6	73	0.6
Shipping	9	0.1	14	0.1	13	0.1
Others	41	0.5	100	0.9	72	0.6
Total	8,124	100.0	10,897	100.0	12,122	100.0
3Q08

US GAAP
GROSS REVENUE BY DESTINATION — US$ million

	3Q07%		2Q08%		3Q08%
North America	1,144	14.1	1,359	12.5	1,028	8.5
USA	691	8.5	768	7.0	657	5.4
Canada	426	5.2	496	4.6	328	2.7
Mexico	27	0.3	95	0.9	43	0.4
South America	1,590	19.6	2,229	20.5	2,628	21.7
Brazil	1,348	16.6	1,890	17.3	2,292	18.9
Others	242	3.0	339	3.1	336	2.8
Asia	3,082	37.9	4,206	38.6	5,017	41.4
China	1,488	18.3	1,884	17.3	2,482	20.5
Japan	979	12.1	1,199	11.0	1,310	10.8
South Korea	196	2.4	356	3.3	390	3.2
Taiwan	273	3.4	296	2.7	276	2.3
Others	146	1.8	471	4.3	559	4.6
Europe	1,975	24.3	2,650	24.3	3,015	24.9
Germany	516	6.4	573	5.3	887	7.3
Belgium	179	2.2	240	2.2	313	2.6
France	146	1.8	242	2.2	297	2.5
UK	275	3.4	441	4.0	343	2.8
Italy	166	2.0	249	2.3	136	1.1
Others	693	8.5	905	8.3	1,039	8.6
Rest of the World	332	4.1	453	4.2	434	3.6
Total	8,124	100.0	10,897	100.0	12,122	100.0
Ú COSTS
Cost of goods sold (COGS) reached US$ 5.116 billion in the third quarter of this year, still influenced by price increases of several inputs.
On a year-over-year basis, excluding the effect of depreciation charges, COGS increased by US$ 1.131 billion, of which US$ 681 million was due to higher prices of inputs, US$ 196 million to the depreciation of the US dollar, US$ 57 million to larger sales volume and US$ 175 million related to the lease of pellet plants (Nibrasco and Kobrasco).
Since only 18% of our operational costs are denominated in US dollars4, the appreciation of the US dollar (USD) against the Brazilian real (BRL) and the Canadian dollar (CAD) will lead to lower operational costs in USD. As the appreciation of the USD took place only at the end of 3Q085, the positive effect on our COGS was limited to US$ 45 million on a quarter-over-quarter basis. All other things being equal, the currency realignment will benefit our costs and cash flow over the following quarters.
As described in the 2Q08 earnings release, the lease of three pellet plants owned by our joint ventures Nibrasco and Kobrasco produces several implications on our financial reporting. Revenues from iron ore sales to these two JVs are not accrued in our revenues, iron ore used by them to produce pellets are recorded as cost, revenue from pellet sales by the two JVs are 100% consolidated in our results as

[4]	In this quarter, distribution of COGS by currency was 61% in Brazilian reais, 18% in US dollars, 17% in Canadian dollars and 4% in other currencies.

[5]	The average FX rates was R$ 1.6674/USD in 3Q08, R$ 1.6560/USD in 2Q08 and R$ 1.9177/USD in 3Q07. At the end of 3Q08 the FX rate was R$ 1.9143/USD, against R$ 1.5919/USD at the end of 2Q08 and R$ 1.8389/USD at the end of 3Q07.
3Q08

US GAAP
well as the operating costs of three plants. Moreover, the cost of asset leasing is recorded in “other operating costs” (US$ 175 million in 3Q08). There is no report of cost of purchasing pellets from these JVs.
We have also leased the Itabrasco plant, through a 10-year contract effective from October 1, 2008.
In a scenario of global growth deceleration we expect inflationary pressures to ease. Moreover, given the resulting pressures on high cost producers and the funding restrictions posed by the financial crisis to project investment, we expect metals and mining production to grow much slower than in the past contributing to a lowering of input and services prices.
In 3Q08, expenses with energy became the main item in COGS, accounting for 17.3% and reaching US$ 887 million. These expenses increased by US$ 313 million compared to 3Q07, being the largest contributor to the higher COGS.
Fuel and gases costs reached US$ 569 million, a US$ 205 million increase compared to 3Q07. US$ 158 million was due to higher prices, US$ 25 million to the depreciation of the US dollar and US$ 22 million to the expansion of our activities.
The cost of electricity consumption in 3Q08 was US$ 318 million. It rose US$ 108 million relative to the same period of last year. Higher electricity prices and currency price changes added, respectively, US$ 94 million and US$ 11 million to costs.
Expenses with outsourced services totaled US$ 828 million – 16.2% of COGS – against US$ 664 million in 3Q07. US$ 65 million of the increase was due to growth in sales volume, US$ 59 million to exchange rate changes and US$ 40 million to the higher prices of services.
The main outsourced services are: (a) cargo freight, which accounted for US$ 253 million; (b) maintenance of equipment and facilities, US$ 201 million; and (c) operational services, US$ 230 million, which include US$ 69 million for ore and waste removal.
Expenses with railroad freight reached US$ 196 million and involve primarily the cost of transportation of the Southern System iron ore output from the mines to our maritime terminals of Itaguaí and Guaíba Island, in the state of Rio de Janeiro, Brazil. Maritime freight expenses of US$ 28 million refer mainly to transportation of bauxite from Trombetas mining site to the Barcarena alumina refinery. We also use truck transportation services mainly to carry some nickel products. Our expenses with these services were US$ 26 million in 3Q08.
The cost of materials — 15.3% of COGS — was US$ 785 million. There was an increase of US$ 189 million against 3Q07, of which US$ 96 million was caused by higher prices, US$ 49 million by the devaluation of the US dollar and US$ 44 million by sales growth.
The main materials are: spare parts and maintenance equipment, US$ 264 million, inputs, US$ 221 million, tires and conveyor belts, US$ 50 million.
The cost of purchasing products from third parties amounted to US$ 584 million — 11.4% of COGS - falling by 15.2% vis-à-vis 3Q07, when it reached US$ 689 million. This was influenced by the decrease of the cost of purchases of finished and intermediary nickel products to US$ 189 million from US$ 344 million in 3Q07, mainly driven by the lower nickel prices.
3Q08

US GAAP
The purchase of iron ore and pellets was US$ 286 million, against US$ 258 million in the same quarter last year. The effect of higher iron ore and pellets prices was mostly offset by the reduction in the acquisition of pellets from joint ventures – from 3.091 million to 856,000 metric tons.
The volume of iron ore purchased came to 3.801 million metric tons in 3Q08 compared with 1.955 million in 3Q07 and 3.255 million in 2Q08. Although our iron ore output has increased by 15.357 million metric tons in the first nine months of this year, we expanded the volumes bought from small miners in Brazil — 9.837 million metric tons in 9M08 against 5.869 million in 9M07 — in order to meet demand from our clients.
Personnel costs — 10.9% of COGS — rose by US$ 108 million to US$ 559 million. This was caused by the expansion of our headcount due not only to the enlargement of our operations but also to the reversal of outsourcing (US$ 41 million), wage increases (US$ 46 million) and exchange rate changes (US$ 21 million).
Although the reversal of outsourcing appears as a factor of increase in personnel costs, its overall contribution to cost reduction is positive as long as it implies into a larger reduction in the cost with outsourced services.
In November 2007, we signed a two-year agreement with our Brazilian employees, which represent 75% of our labor force. It involved a wage increase of 7% at that date and an additional 7% increase in November 2008, which will impact our next quarterly results onwards.
Other operational costs reached US$ 797 million compared to US$ 334 million in 3Q07 and US$ 431 million in 2Q08.
The increase of US$ 463 million in 3Q08 vis-à-vis 3Q07 in other operational costs was caused mainly by: (a) lease of the pellet plants (US$ 175 million), (b) higher demurrage costs (US$ 114 million), and (c) the reclassification of some cost lines due to the structuring of the shared services (US$ 63 million).
The costs of depreciation and amortization – 13.2% of COGS – reached US$ 676 million, US$ 200 million higher than 3Q07, resulting from the larger asset base derived from the projects which have started over the last months.
Sales, general and administrative expenses (SG&A) totaled US$ 374 million in 3Q08, US$ 87 million above 3Q07. Sales expenses rose by US$ 25 million and personnel expenses by US$ 32 million. The depreciation of the USD led to a US$ 6 million increase in SG&A.
Research and development (R&D) amounted to US$ 331 million in the quarter, US$ 125 million higher than 3Q07, due to the increase in our investments in mineral exploration and feasibility studies 6.
Other operational expenses were US$ 383 million, against US$ 190 million in the 3Q07. Half of the increase, US$ 98 million, was related to higher provisions for material and inventories.

[6]	This is an accounting figure. In the Investment section of this press release we disclose the amount of US$ 301 million for research & development, computed in accordance with the financial disbursement in 3Q08.
3Q08

US GAAP
COST OF GOODS SOLD — US$ million

	3Q07%		2Q08%		3Q08%
Outsourced services	664	17.5	772	16.2	828	16.2
Material	596	15.7	815	17.1	785	15.3
Energy	575	15.2	747	15.7	887	17.4
Fuels	364	9.6	466	9.8	569	11.1
Electric energy	211	5.6	281	5.9	318	6.2
Acquisition of products	689	18.2	704	14.8	584	11.4
Iron ore and pellets	258	6.8	416	8.7	286	5.6
Aluminum products	70	1.8	73	1.5	99	1.9
Nickel products	344	9.1	156	3.3	189	3.7
Other products	17	0.4	59	1.2	10	0.2
Personnel	451	11.9	571	12.0	559	10.9
Depreciation and exhaustion	476	12.6	723	15.2	676	13.2
Shared services	—	0.0	56	1.2	63	1.2
Others	334	8.8	375	7.9	734	14.3
Total	3,785	100.0	4,763	100.0	5,116	100.0
Ú RECORD OPERATING PROFIT: US$ 5.5 BILLION
Operating profit, as measured by adjusted EBIT, was US$ 5.535 billion, a new historical record, with a 61.4% increase in relation to 3Q07 and 5.7% higher than the previous record of US$ 5.235 billion in 2Q08.
In 9M08, operating profit reached US$ 13.685 billion, 30.2% more than in 9M07.
In 3Q08, the adjusted EBIT margin was 47.2%, 380 basis points higher than the same period last year.
Ú NET EARNINGS: US$ 4.8 BILLION
Net earnings reached US$ 4.821 billion in 3Q08, equal to US$ 0.94 per share on a fully diluted basis. This was the second highest quarterly net earnings in Vale’s history, second only to the US$ 5.009 billion figure of 2Q08.
In 9M08, net earnings came to US$ 11.851 billion, an increase of 28.1% over 9M07, at US$ 9.252 billion. In the last twelve-month period ended at September 30, 2008, net earnings amounted to US$ 14.424 billion.
The impact of exchange rate variations on our net earnings is transmitted through two channels.
The first is the flow channel. Given the composition by currency of our revenues and costs, the effect of an appreciation of the USD against other currencies, especially the BRL and CAD, tends to produce a positive cash effect on our net earnings. This was equal to US$ 51 million7 only, given that the appreciation of the USD against the BRL took place in September, the last month of 3Q08.
The second is the balance sheet channel. Given that the BRL is our functional currency and that we have net liabilities in other currencies, an appreciation of the

[7]	Before income tax.
3Q08

US GAAP
USD against the BRL generates a negative non-cash effect on our net earnings. The impact on our earnings was US$ 321 million in 3Q088, before income tax.
While the balance sheet channel produces a one-off effect on earnings, all other things being equal the flow channel produces a permanent effect on cash flow and earnings.
Financial revenues grew from US$ 39 million in 3Q07 to US$ 277 million in 3Q08, due to the large cash position held. On the other hand, interest expenses reached US$ 293 million.
The variation of mark-to-market of derivatives had a negative impact of US$ 587 million. As described in the Risk Management box of this press release, the mark-to-market of derivative instruments tends to add volatility to quarterly earnings but its effect on the cash flow is neutralized by variations of revenues, costs, investment and debt.
Equity income amounted to US$ 290 million, an increase of US$ 125 million in comparison with 3Q07.
The non-consolidated affiliates in the ferrous minerals business contributed with 60.3% to the total, logistics 16.2%, coal 9.7%, non-ferrous minerals 6.2% and steel operations 9.0%.
Individually, the greatest contributors to equity earnings were Samarco (US$ 82 million), MRS (US$ 44 million), and Nibrasco (US$ 36 million).
Ú RECORD CASH GENERATION: US$ 6.4 BILLION
The performance of Vale in 3Q08 set an all-time high cash generation, as measured by adjusted EBITDA, of US$ 6.374 billion. This is 59.3% higher than the 3Q07 figure and 2.5% above the previous record of US$ 6.218 billion of 2Q08.
In 9M08, adjusted EBITDA reached US$ 16.321 billion against US$ 12.242 billion in 9M07. In the last twelve-month period ended at September 30, 2008, adjusted EBITDA reached US$ 19.853 billion.
The US$ 2.373 billion year-over-year increase in adjusted EBITDA was mostly due to the growth of US$ 2.105 billion in operational profit.
In 3Q08 we received US$ 126 million in dividends from affiliated non-consolidated companies, out of which US$ 112 million from Samarco.
The appreciation of the USD had a positive impact of US$ 51 million on the adjusted EBITDA, related to the effect on operational result.
Given the decrease in nickel prices and the higher iron ore prices, the ferrous mineral business increased its importance as a source of cash flow, coming from 55.6% in 3Q07 to 79.9% of the adjusted EBITDA in 3Q08. Distribution of cash generation by business area in 3Q08 was: ferrous minerals 79.9%, non ferrous minerals 21.1%, and logistics 2.8%, discounting the expenditure with R&D, which represented 3.7% of EBITDA.

[8]	Comparing September 30 with June 30, 2008, the USD appreciated 20.3% against the BRL.
3Q08

US GAAP
ADJUSTED EBITDA BY BUSINESS AREA — US$ million

	3Q07	2Q08	3Q08
Ferrous minerals	2,224	4,311	5,094
Non-ferrous minerals	1,831	1,919	1,342
Logistics	172	220	177
Others	(226)	(232)	(239)
Total	4,001	6,218	6,374
QUARTERLY ADJUSTED EBITDA — US$ million

	3Q07	2Q08	3Q08
Net operating revenues	7,898	10,600	11,739
COGS	(3,785)	(4,763)	(5,116)
SG&A	(287)	(344)	(374)
Research and development	(206)	(269)	(331)
Other operational expenses	(190)	11	(383)
Adjusted EBIT	3,430	5,235	5,535
Depreciation, amortization & exhaustion	532	760	713
Dividends received	39	223	126
Adjusted EBITDA	4,001	6,218	6,374
Ú FINANCIAL STRENGTH
Vale enjoys a very healthy financial position, anchored in its powerful cash flow, large cash holdings, credit lines and low-risk debt portfolio, with low leverage, low cost, high interest coverage and long maturity. In face of the current credit crunch, our financial strength gives us a certain latitude to exploit our growth options based on their own merits.
As of September 30, 2008, we had cash holdings of US$ 15.260 billion. The significant increase of our cash position from US$ 2.151 billion at the end of June 30, 2008, was primarily caused by the equity issue that took place in July 2008. The net aggregate proceeds generated by the global equity offering reached US$ 12.06 billion.
We have long-term credit lines of almost US$ 10 billion with an average maturity of 10 years, contracted with official credit institutions from Brazil and Japan. These lines have not yet been utilized and are dedicated to financing our project pipeline.
Moreover, we have available medium-term revolving credit lines of US$ 1.9 billion, with an average maturity of 3 years, which work as a liquidity buffer. As of September 30, 2008, we had not drawn any amounts under these facilities. Our wholly-owned subsidiary, Vale Inco, has issued US$ 101 million of letters of credit against a revolving credit facility.
As of September 30, 2008, our total debt was US$ 19.188 billion, with an average maturity of 9.34 years and an average cost of 5.76% per year.
Debt amortizations, not including interest payments, scheduled for 4Q08 and 2009 are, respectively, US$ 146 million and US$ 314 million, representing a very small percentage of our operational cash flow.
Net debt(c) declined to US$ 3.928 billion at September 30, 2008, from US$ 18.218 billion at June 30, 2008, as a consequence of the significant increase in cash holdings.
3Q08

US GAAP
Debt leverage, as measured by total debt/adjusted EBITDA(d) ratio went down to 1.0x on September 30, 2008, from 1.2x on June 30, 2008. The total debt/enterprise value(e) ratio was 18.5% on September 30, against 11.1% on June 30, 2008.
Interest coverage, measured by the adjusted EBITDA/interest payment(f) ratio, increased to 15.03x from 13.04x on June 30, 2008, being another indicator of our financial strength.
Considering hedge positions, 38% of our total debt at September 30, 2008 was linked to floating interest rates and 62% to fixed interest rates, while 97% was denominated in US dollars and the remainder in other currencies.
DEBT INDICATORS — US$ million

	3Q07	2Q08	3Q08
Total debt	18,268	20,372	19,188
Net debt	15,760	18,218	3,928
Total debt / adjusted LTM EBITDA (x)	1.2	1.2	1.0
Adjusted LTM EBITDA / LTM interest payment (x)	12.17	13.04	15.03
Total debt / EV (%)	10.61	11.14	18.52

Enterprise Value (EV) = market capitalization + net debt
Ú	FOSTERING GROWTH
In the third quarter of 2008, Vale carried out investments of US$ 2.718 billion. US$ 1.733 billion was dedicated to the development of projects, US$ 301 million to research and development (R&D) and US$ 684 million for sustaining existing operations.
In the first nine months of 2008, Vale invested US$ 6.725 billion, compared to US$ 4.423 billion in the same period of last year. 76% of total disbursement in the year was allocated to finance growth: project execution and R&D.
Investments in R&D in 3Q08 involved US$ 138 million spent in the mineral exploration program, US$ 150 million in conceptual, pre-feasibility and feasibility studies for projects, and US$ 12 million to develop new processes, technological innovations and adaptation of technologies.
We invested US$ 1.262 billion in the non-ferrous minerals business, US$ 608 million in ferrous minerals, US$ 425 million in logistics, US$ 143 million in power generation, US$ 97 million in coal, US$ 44 million in steel and US$ 140 million in other business segments.
TOTAL INVESTMENT — US$ million

by category	3Q07%		2Q08%		3Q08%
Organic growth	1,103	67.9	1,788	77.3	2,034	74.8
Projects	978	60.2	1,521	65.8	1,733	63.7
R&D	125	7.7	267	11.6	301	11.1
Stay-in-business	521	32.1	524	22.7	684	25.2
Total	1,624	100.0	2,312	100.0	2,718	100.0
3Q08

US GAAP
TOTAL INVESTMENT — US$ million

by business area	3Q07%		2Q08%		3Q08%
Ferrous minerals	418	25.7	500	21.6	608	22.4
Non-ferrous minerals	942	58.0	1,181	51.1	1,262	46.4
Logistics	168	10.3	397	17.2	425	15.6
Coal	2	0.1	61	2.7	97	3.6
Power generation	12	0.7	81	3.5	143	5.2
Steel	28	1.7	14	0.6	44	1.6
Others	54	3.3	78	3.4	140	5.1
Total	1,624	100.0	2,312	100.0	2,718	100.0
We disclosed our capex budget for 2009 on October 16, 2008, involving an investment of US$ 14.2 billion. US$ 10.2 billion were allocated to finance the implementation of projects, US$ 1.5 billion to R&D and US$ 2.5 billion to the maintenance of existing assets.
For more details about the projects and capex budget for 2009, please see the press release “Vale approves capex budget for 2009”, in our website www.vale.com / Investors / Press releases.
Ú	PERFORMANCE OF THE BUSINESS SEGMENTS
▪	Ferrous minerals – record output and record sales
Volumes of iron ore and pellets shipped in the 3Q08 set a new record, totaling 85.915 million metric tons, showing a 9.4% increase compared to the same period of 2007, and supported by an all-time high output of 85.884 million tons of iron ore.
In the 9M08, shipments of iron ore and pellets reached 241.345 million metric tons, rising 10.6% relative to 9M07, when we shipped 218.142 million metric tons.
In 3Q08, iron ore sales amounted to 77.004 million metric tons, 10.8% higher than 3Q07. Pellets sales were 8.911 million metric tons, the second largest quarterly volume in our history, second only to 3Q07, when 9.034 million metric tons of pellets were sold.
The amount of pellets purchased from our JVs at Tubarão for resale to clients totaled 856,000 metric tons, compared to 3.091 million in 3Q07.
China, the main destination of our iron ore and pellets sales, accounted for 31.3% of the total, 26.867 million metric tons. Sales to clients in Brazil accounted for 18.2%, Japan 9.6% and Germany 8.1%.
Revenues from the sale of iron ore amounted to US$ 6.175 billion, with a 92.3% increase over 3Q07, as a consequence of higher volumes and prices. Average sales price of iron ore was US$ 80.19 per metric ton, 73.5% above 3Q07.
Revenues with pellet sales totaled US$ 1.399 billion, doubled the 3Q07 figures. Despite slightly lower sales volumes, average sales prices increased by 104.7%, to US$ 157.00 per metric ton from US$ 76.71.
In 3Q08, shipments of manganese ore reached 251,000 metric tons, 67.3% above the same period last year, when our main mine, Azul, was temporarily shutdown. Revenues from manganese ore sales amounted to US$ 119 million, with average
3Q08

US GAAP
sales price reaching US$ 474.10 per metric ton, against US$ 86.67 in 3Q07, reflecting market tightness.
Sales volumes of ferroalloys totaled 95,000 metric tons, with revenues of US$ 300 million. Average sales price were US$ 3,473 per metric ton, compared to US$ 1,189 in 3Q07.
Gross revenues from ferrous minerals – iron ore, pellets, manganese, ferroalloys and pig iron – amounted to US$ 8.130 billion, 97.2% higher than the same period of the previous year. Higher prices contributed with 86.5% of revenues increase, while volumes with 13.5% of total amount.
The adjusted EBIT margin for ferrous minerals business was 58.4%, compared to 49.7% obtained in 3Q07.
Adjusted EBITDA hit US$ 5.094 billion, 129.0% up on 3Q07. Higher prices contributed with US$ 3.346 billion to the increase, while the performance of volumes sold added US$ 539 million. On the other hand, higher input and service prices and the FX changes led to an increase of US$ 989 million and US$ 170 million, respectively, in costs and operational expenses.
We invested US$ 608 million in the ferrous minerals business in 3Q08, of which US$ 394 million for developing projects, US$ 65 million for research and development (R&D) and US$ 150 million in stay-in-business capex.
IRON ORE AND PELLET SALES BY REGION – ‘000 metric tons

	3Q07%		2Q08%		3Q08%
Americas	18,951	24.1	19,229	24.4	19,575	22.8
Brazil	14,992	19.1	15,603	19.8	15,660	18.2
Steel mills and pig iron producers	9,946	12.7	12,149	15.4	13,256	15.4
JVs pellets	5,046	6.4	3,454	4.4	2,404	2.8
USA	1,297	1.7	768	1.0	1,079	1.3
Others	2,662	3.4	2,858	3.6	2,836	3.3
Asia	37,805	48.1	37,522	47.6	41,259	48.0
China	24,998	31.8	23,817	30.2	26,867	31.3
Japan	8,153	10.4	8,282	10.5	8,250	9.6
South Korea	2,052	2.6	3,274	4.2	3,041	3.5
Others	2,602	3.3	2,149	2.7	3,101	3.6
Europe	19,694	25.1	18,904	24.0	21,439	25.0
Germany	6,240	7.9	5,168	6.6	6,946	8.1
France	2,194	2.8	2,515	3.2	3,316	3.9
Belgium	1,883	2.4	2,086	2.6	2,373	2.8
Italy	2,458	3.1	2,310	2.9	1,336	1.6
Others	6,919	8.8	6,825	8.7	7,468	8.7
Rest of the World	2,074	2.6	3,203	4.1	3,642	4.2
Total	78,524	100.0	78,858	100.0	85,915	100.0
3Q08

US GAAP
GROSS REVENUE BY PRODUCT — US$ million

	3Q07%		2Q08%		3Q08%
Iron ore	3,211	78.2	4,947	74.4	6,175	76.0
Pellet plant operation services	23	0.6	15	0.2	13	0.2
Pellets	693	16.9	1,168	17.6	1,399	17.2
Manganese ore	13	0.3	83	1.2	119	1.5
Ferroalloys	151	3.7	346	5.2	330	4.1
Others	32	0.8	93	1.4	94	1.2
Total	4,123	100.0	6,652	100.0	8,130	100.0
AVERAGE SALE PRICE — US$/metric ton

	3Q07	2Q08	3Q08
Iron ore	46.21	69.80	80.19
Pellets	76.71	146.33	157.00
Manganese ore	86.67	275.75	474.10
Ferroalloys	1,188.98	2,768.00	3,473.68
VOLUMES SOLD – ‘000 metric tons

	3Q07	2Q08	3Q08
Iron ore	69,490	70,876	77,004
Pellets	9,034	7,982	8,911
Manganese ore	150	301	251
Ferroalloys	127	125	95
SELECTED FINANCIAL INDICATORS

	3Q07	2Q08	3Q08
Adjusted EBIT margin (%)	49.7	59.3	58.4
Adjusted EBITDA (US$ million)	2,224	4,311	5,094
Capex (US$ million)	418	500	608
▪	Non-ferrous minerals – record shipments
Shipments of several products achieved quarterly records: alumina, copper and cobalt.
Revenues from sales of non-ferrous minerals – nickel, copper, bauxite, alumina, aluminum, kaolin, potash, platinum group metals, precious metals and cobalt – reached US$ 3.245 billion. There was a decrease of 7.2% over the same quarter of last year and 9.3% versus 2Q08, primarily due to the fall in nickel prices.
In the first nine months of this year, non-ferrous minerals generated revenues of US$ 10.201 billion, compared to US$ 12.231 billion in the same period last year.
69,000 metric tons of finished nickel were shipped in 3Q08, against 61,000 tons in 3Q07. Revenues reached US$ 1.358 billion, decreasing by 31.0% relative to 3Q07, mostly due to a 39.1% drop in the average nickel sales price.
Revenues from sales of bauxite, alumina and aluminum were US$ 889 million, against US$ 677 million in 3Q07. The increase was determined mainly by higher volumes.
The average sale price of aluminum was US$ 2,973.33 per metric ton in 3Q08 against US$ 2,753.62 in 3Q07, while the price of alumina, which is mostly indexed to the metal price, increased to US$ 365.43 per metric ton in 3Q08 from US$ 343.00 in 3Q07.
Shipments of aluminum totaled 150,000 metric tons, compared with 138,000 recorded in 3Q07 and 126,000 in 2Q08. Variance in quarterly volumes is due to the
3Q08

US GAAP
shipments program. Sales of alumina amounted to 1.163 million metric tons, a record level helped by the expansion of the alumina refinery.
Sales of copper in 3Q08 reached 95,000 metric tons, an all-time high, up 23.5% versus 3Q07, supported by our larger production in this quarter. Revenue was US$ 630 million, 8.4% above US$ 581 million earned in 3Q07. The average sales price per metric ton was US$ 6,635, 12.2% below that of the third quarter of 2007.
The PGMs produced revenues of US$ 120 million, influenced by the higher platinum price, which reached US$ 1,498 per troy ounce this quarter, an increase of 10.7% in relation to 3Q07.
Potash and cobalt revenues increased significantly, up 110.2% and 60.0% respectively, rising to US$ 103 million and US$ 56 million in 3Q08. The price of potash continued to rise, reaching an all-time high of US$ 817 per metric ton, an increase of 195% compared to the price in 3Q07, due to a very tight market.
Shipments of kaolin generated revenues of US$ 57 million, slightly below the US$ 59 million of 3Q07, influenced by lower average sales prices driven by weaker demand.
The adjusted EBIT margin for non-ferrous minerals was 24.4%, compared with 41.0% in 3Q07 and 36.0% in 2Q08. The drop in nickel prices, the increased costs with energy and the increase in depreciation explain the narrowing of our operating margin.
Cash generation, as measured by adjusted EBITDA, amounted to US$ 1.342 billion, as opposed to US$ 1.831 billion in 3Q07. The increase in volumes had a positive effect of US$ 377 million. However, the drop in metals prices caused a negative contribution of US$ 754 million; FX variation of US$ 26 million and higher inputs and services prices of US$ 79 million.
Investments in non-ferrous minerals operations amounted to US$ 1.262 billion, with US$ 862 million spent in project development, US$ 151 million for R&D and US$ 249 million for stay-in-business.
GROSS REVENUE BY PRODUCT — US$ million

	3Q07%		2Q08%		3Q08%
Nickel	1,970	56.3	1,870	52.2	1,358	41.9
Copper	581	16.6	621	17.4	630	19.4
Kaolin	59	1.7	54	1.5	57	1.8
Potash	49	1.4	105	2.9	103	3.2
PGMs	103	3.0	116	3.2	120	3.7
Precious metals	24	0.7	28	0.8	32	1.0
Cobalt	35	1.0	57	1.6	56	1.7
Aluminum	382	10.9	395	11.0	456	14.1
Alumina	284	8.1	329	9.2	425	13.1
Bauxite	11	0.3	4	0.1	8	0.2
Total	3,498	100.0	3,579	100.0	3,245	100.0
3Q08

US GAAP
AVERAGE SALE PRICE — US$/metric ton

	3Q07	2Q08	3Q08
Nickel	32,312.56	26,992.70	19,691.15
Copper	7,558.02	8,483.61	6,635.14
Kaolin	216.91	189.47	198.61
Potash	276.84	580.11	817.46
Platinum (US$/oz)	1,353.39	2,036.90	1,498.02
Cobalt (US$/lb)	24.62	38.88	30.64
Aluminum	2,753.62	3,126.98	2,973.33
Alumina	343.00	382.11	365.43
Bauxite	36.67	38.46	44.20
VOLUMES SOLD – ‘000 metric tons

	3Q07	2Q08	3Q08
Nickel	61	69	69
Copper	77	73	95
Kaolin	272	285	287
Potash	177	181	126
Precious metals (oz)	627	597	673
PGMs (oz)	99	102	114
Cobalt (metric ton)	645	665	829
Aluminum	138	126	150
Alumina	828	861	1,163
Bauxite	300	104	181
SELECTED FINANCIAL INDICATORS

	3Q07	2Q08	3Q08
Adjusted EBIT margin (%)	41.0	36.0	24.4
Adjusted EBITDA (US$ million)	1,831	1,919	1,342
Capex (US$ million)	942	1,181	1,262
▪	Coal – over one million tons
Revenues from coal sales reached US$ 203 million in 3Q08, of which US$ 162 million from metallurgical coal (semi-hard, semi-soft and PCI) and US$ 41 million from thermal coal. In 9M08 coal revenues were US$ 378 million.
3Q08 was the second quarter where our coal shipments surpassed the one million tons mark. The first time was in 1Q08 and in 3Q08 they amounted to 1.140 million metric tons, of which 689,000 metric tons of metallurgical coal and 451,000 metric tons of thermal coal. The variance in quarterly shipments of thermal coal is explained by one shipment of 127,000 metric tons that was scheduled for 2Q08 but was postponed to 3Q08.
The average sale price for metallurgical coal in 3Q08 was US$ 235.17 per metric ton, an increase of 251.3% relative to 3Q07. For thermal coal, the average price was US$ 91.51 per metric ton, an increase of 61.8% over 3Q07. Higher average sales prices in 3Q08 reflect the new prices for 2008 and a retroactive adjustment from 2Q08.
We invested US$ 97 million in the coal business in the quarter: US$ 67 million in expansion projects, US$ 21 million in R&D and US$ 8 million in stay-in-business.
GROSS REVENUE BY PRODUCT — US$ million

	3Q07%		2Q08%		3Q08%
Thermal coal	14	68.4	18	68.4	41	68.4
Metallurgical coal	56	31.6	85	31.6	162	31.6
Total	71	100.0	103	100.0	203	100.0
3Q08

US GAAP
AVERAGE SALE PRICE — US$/metric ton

	3Q07	2Q08	3Q08
Thermal coal	56.57	79.19	91.51
Metallurgical coal	66.94	124.49	235.17
VOLUMES SOLD – ‘000 metric tons

	3Q07	2Q08	3Q08
Thermal coal	198	231	451
Metallurgical coal	599	680	689
▪	Logistics services
In 3Q08, our railroads — Carajás (EFC), Vitória a Minas (EFVM) and Centro-Atlântica (FCA) - transported 6.459 billion net ton kilometers (nkt) of general cargo. Therefore, it was 12.4% less than the 7.375 billion nkt of 3Q07.
The decline in the volumes of general cargo is explained by the fall in transportation of agricultural products, mainly grains, as a consequence of weaker Brazilian exports.
The main cargoes carried by our railroads were agricultural products (44.0%), steel industry inputs and products (41.1%), building materials and forestry products (5.8%), fuels (5.1%), and other (3.9%).
Revenues generated by logistics services totaled US$ 472 million, 21.7% higher than the US$ 391 million in 3Q07.
Revenues with railroad reached US$ 386 million, rising 19.1% over 3Q07. Port and maritime terminal cargo handling contributed with US$ 73 million, against US$ 58 million in the same period last year, and revenues from port support services were US$ 13 million, compared to US$ 9 million in 3Q07.
Adjusted EBIT margin was 22.3%, compared to 24.7% in the same quarter of last year, and 22.2% in 2Q08.
Adjusted EBITDA reached US$ 177 million, up 2.9% compared to 3Q07. Changes in the mix of cargo and prices alongside the effect of the BRL appreciation produced gains of US$ 78 million, offsetting the effect of lower volumes (US$ 8 million) and cost increases (US$ 57 million).
In 3Q08, investments in logistics reached US$ 425 million. US$ 239 million were invested in the development of projects, US$ 33 million in R&D and US$ 153 million in the maintenance of current operations.
GROSS REVENUE BY PRODUCT — US$ million

	3Q07%		2Q08%		3Q08%
Railroads	324	82.9	382	82.5	386	81.8
Ports	58	14.8	67	14.5	73	15.5
Shipping	9	2.3	14	3.0	13	2.8
Total	391	100.0	463	100.0	472	100.0
LOGISTICS SERVICES

	3Q07	2Q08	3Q08
Railroads (million ntk)	7,375	7,211	6,459
SELECTED FINANCIAL INDICATORS

	3Q07	2Q08	3Q08
Adjusted EBIT margin (%)	24.7	22.2	22.3
Adjusted EBITDA (US$ million)	172	220	177
Capex (US$ million)	168	397	425
3Q08

US GAAP
Ú	FINANCIAL INDICATORS OF NON-CONSOLIDATED COMPANIES
For selected financial indicators of the main companies not consolidated, see our quarterly financial statements on www.vale.com/ Investors/ Financial Performance / SEC Reports.
Ú	CONFERENCE CALL AND WEBCAST
Vale will hold a conference call and webcast on October 24, at 12:00 am Rio de Janeiro time, 10:00 am US Eastern Standard Time, 3:00 pm UK time and 4:00 pm Paris time. To connect the webcast, please dial:
Participants from Brazil: (55 11) 4688-6301
Participants from USA: (1-800) 860-2442
Participants from other countries: (1-412) 858-4600
Access code: VALE
Instructions for participation will be available on the website www.vale.com/ Investor. A recording will be available on Vale’s website for 90 days from October 24.
3Q08

US GAAP
Ú RISK MANAGEMENT
•	Risk management policy
The effective management of risk is a key objective to support our growth strategy and financial flexibility. In furtherance of this objective, the Board of Directors has established an enterprise-wide risk management policy and a risk management committee.
Our risk management policy is designed to promote an effective risk management processes and it is based on the following principles: (1) enhance the capital structure, (2) support the long-term corporate strategy, (3) keep financial flexibility, and (4) implement best practices in corporate governance.
•	Promoting stability of the cash flow in USD
Vale regularly measures and monitors market risk by calculating Cash flow at Risk (Cf@R)a, both at business level and company-wide level.
Vale market-risk exposures, in a consolidated view, create a diversified portfolio of risks exhibiting significant diversification benefits. However, we may implement risk mitigation strategies to ensure that projected future cash flows (and financial strength) under adverse market risk scenarios remain consistent with approved target levels.
Market risk mitigation strategies can be developed through different instruments: debt issuance, credit lines and derivatives, among others. We may use currency, interest rate or commodity derivatives to manage the cash flow exposure to market risks. Our goal is to promote stability of our cash flow in US dollars, regardless of the market conditions.
Our risk management policy explicitly prohibits directional bets and speculative transactions with derivatives and requires diversification of transactions and counterparties. We use only non-levered instruments involving basically three types of derivatives: forwards, swaps and zero-cost collars.
We cannot execute a notional amount higher than our exposure. This means that if we have negative (positive) results on transactions with derivatives, we will have offsetting positive (negative) outcomes from our revenues, costs, investments and debt, offsetting the impact on our cash flow.
Compliance with the rules is subject to rigorous and timely controls. We monitor and evaluate our overall position regularly in order to measure accounting results and the impact on our cash flow. We also periodically review the credit limits and creditworthiness of our hedging counterparties.
We recognize all derivatives on our balance sheet at fair value (FV), and the gain or loss in FV is accrued in our current earnings, in accordance with SFASb 133 – “Accounting for Derivative Financial Instruments and Hedging Activities,” as amended by SFAS 137 and SFAS 138. Fair value accounting (FVA) and the mark-to-market of derivatives may introduce unintended volatility in our quarterly earnings. However, this does not generate volatility in our cash flows, given the nature of our transactions with derivatives.
Consistent with our high standards of transparency and respect for investor rights, our derivative transactions are reported on a regular basis. Detailed information about our hedge positions is regularly disclosed in our Form 20F report, filed with the US Securities and Exchange Commissionc, Risk Management section. FVA of derivative instruments is reported in our quarterly financial statements, filed with the US Securities and Exchange Commission, “Notes to Condensed Consolidated Financial Information”, “Derivative financial instruments”.
•	Transactions with derivatives
Currency swaps
Given the currency composition of our revenues and costs, we use foreign exchange swaps to convert a major portion of our debt (principal and interest rate payments) denominated in Brazilian reais (BRL) into US dollars (USD).
The purpose of these transactions is to stabilize our cash flow in USD, removing the influence of the BRL/USD
3Q08

US GAAP
exchange rate volatility.
We do not enter into transactions with currency swaps with clauses involving margin calls and/or that could trigger any early cash disbursement before settlement dates.
As of September 30, 2008, the value of our debt denominated in BRL swapped to the USD was US$ 5.160 billion, with an average cost of 5.18 % per year after the currency swap. Our BRL denominated debt matures from November 2010 to December 2027 and interest payments are due on a half-yearly basisd.
These swap transactions have settlement dates similar to the interest and principal payment dates. taking into account the liquidity restrictions of the market. At each settlement date the results of the settlement of the swap transaction offset part of the impact of the BRL/USD exchange rate in our obligations, contributing to a stable flow of cash disbursements in USD for the interest and/or principal payment of our BRL denominated debt.
If there is an appreciation (depreciation) of the BRL against the USD its negative (positive) effect on our debt service (interest and/or principal payment) in USD will be mostly matched by a positive (negative) result of the swap transaction, regardless of the BRL/USD exchange rate at the payment date.
In the event of a sharp depreciation of the BRL against the USD there would be the following effects:
(a)	Quarterly earnings: In the short-term the variation of mark-to-market of the currency swaps would produce a negative impact on our quarterly accounting earnings without any cash effect;

(b)	Cash disbursement: At the settlement date of the currency swap involving debt principal, to start from November 2010, we would have a lower equivalent in USD disbursement with the payment of debt principal offset by a disbursement with the liquidation of the currency swap.
Commodity price hedging
We used zero-cost collars to deal with price volatility of aluminum and copper in order to guarantee the stability of cash flows to pay for the acquisition of Vale Incoe. These positions will be settled until January 2009. We use derivative transactions to maintain our exposure to nickel price volatility as some of our sales to clients are made at fixed prices.
Currently, we have outstanding zero-cost collars to mitigate the volatility of our cash flow in the face of aluminum and copper price volatility, representing the bulk of our derivative transactions involving commoditiesf. We had purchased put option contracts, giving us the right — but not the obligation — to sell, and sold call option contracts, giving the buyer the right – but not the obligation — to purchase until December 2008. There is no upfront cost for the use of zero-cost collars. The premium paid for the purchase of the put option is equal to the premium received from the sale of the call option.
The collar sets a range of prices in which Vale still has some minor exposure to price variation. It is protected against prices below the floor price established by the purchase of a put option. On the other hand, if the market price rises above the cap established by the sale of a call option Vale does not benefit from the price increase above the cap.
If the market price stays below the floor price, the derivative transaction will generate a gain equal to the difference between the floor price and the market price. This gain will offset at least partially the impact of the fall in market price on our cash flow.
If the market price stays above the price cap, the derivative transaction will generate a loss equal to the difference between the market price and the price cap. On the other hand, our cash flow will benefit from the full impact of the market price, offsetting the result of the derivative transaction.
If the market price stays above the floor price and below the price of the cap we will remain exposed to the price volatility. However, our exposure will be limited to price volatility within the interval between the floor price and the cap price.
The following table shows the total mark-to-market values, in the end of September 2008, of our outstanding derivatives per settlement dates, showing that not only they are positive in the next few years, but also represent a very small percentage of our last-twelve-month revenues.
3Q08

US GAAP
Mark-to-Market, at September 30, 2008, by settlement date

	Value
Settlement date	(US$ million)	% LTM Revenues
4Q08	73.7	0.19
2009	265.8	0.67
2010	(39.0)	(0.10)
2011	30.7	0.08
2012	24.1	0.06
2013	22.8	0.06
2014	(41.9)	(0.11)
2015	(241.8)	(0.61)
2016	(9.6)	(0.02)
2017	(9.7)	(0.02)
2018	(9.7)	(0.02)
2019	(32.8)	(0.08)
Total	32.6	(0.08%)

[a]	Cf@R-based metric determines the maximum shortfall of cash the firm is willing to tolerate with a given confidence level.

[b]	Statements of Financial Accounting Standards issued by the Financial Accounting Standards Board (FASB)

[c]	Please see our website www.vale.com/ Investors/ Annual and Sustainability Reports/ 2007/ Form 20-F, pp. 141-148.

[d]	The only exception to this is a US$ 200 million debt with monthly and quarterly interest and amortization payments.

[e]	We have also zero-cost collars and swap transactions to protect our cash flow from the price volatility of PGMs and natural gas

[f]	For detailed information about our position with commodity derivatives please see in our quarterly financial statements filed with the US Securities and Exchange Commission, “Notes to Condensed Consolidated Financial Information”, “Derivative financial instruments”.
3Q08

US GAAP
ANNEX 1 – FINANCIAL STATEMENTS
INCOME STATEMENTS — US$ million

	3Q07	2Q08	3Q08
Gross operating revenues	8,124	10,897	12,122
Taxes	(226)	(297)	(383)
Net operating revenue	7,898	10,600	11,739
Cost of goods sold	(3,785)	(4,763)	(5,116)
Gross profit	4,113	5,837	6,623
Gross margin (%)	52.1	55.1	56.4
Selling, general and administrative expenses	(287)	(344)	(374)
Research and development expenses	(206)	(269)	(331)
Others	(190)	11	(383)
Operating profit	3,430	5,235	5,535
Financial revenues	39	23	277
Financial expenses	(593)	(349)	(457)
Gains (losses) on derivatives, net	384	655	(587)
Monetary variation	564	838	(321)
Gains on sale of affiliates	103	—	—
Tax and social contribution (Current)	(975)	(1,173)	(477)
Tax and social contribution (Deferred)	28	(333)	621
Equity income and provision for losses	165	260	290
Minority shareholding participation	(205)	(147)	(60)
Net earnings	2,940	5,009	4,821
Earnings per share (US$)	0.61	1.04	0.96
Diluted earnings per share (US$)	0.60	1.02	0.94
FINANCIAL RESULT — US$ million

	3Q07	2Q08	3Q08
Gross interest	(307)	(254)	(293)
Debt with third parties	(307)	(252)	(290)
Debt with related parties	—	(2)	(3)
Tax and labour contingencies	(19)	(8)	(23)
Tax on financial transactions (CPMF)	(20)	—	—
Others	(247)	(87)	(141)
Financial expenses	(593)	(349)	(457)
Financial income	39	23	277
Derivatives	384	655	(587)
Foreign exchange and monetary gain (losses), net	564	838	(321)
Financial result, net	394	1,167	(1,088)
EQUITY INCOME BY BUSINESS SEGMENT — US$ million

	3Q07%		2Q08%		3Q08%
Ferrous minerals	85	51.5	236	90.8	175	60.3
Non-ferrous minerals	21	12.7	8	3.1	18	6.2
Logistics	35	21.2	(41)	-15.8	47	16.2
Coal	12	7.3	20	7.7	28	9.7
Steel	8	4.8	32	12.3	26	9.0
Others	4	2.4	5	1.9	(4)	-1.4
Total	165	100.0	260	100.0	290	100.0
3Q08

US GAAP
BALANCE SHEET — US$ million

	09/30/07	06/30/08	09/30/08
Assets
Current	12,147	13,791	28,008
Long-term	7,863	9,035	6,982
Fixed	53,401	63,106	57,135
Total	73,411	85,932	92,125
Liabilities
Current	6,514	8,595	7,737
Long term	33,345	35,632	33,170
Shareholders’ equity	33,552	41,705	51,218
Paid-up capital	12,804	12,804	24,993
Mandatory convertible notes	1,869	1,869	1,869
Reserves	18,879	27,032	24,356
Total	73,411	85,932	92,125
3Q08

US GAAP

CASH FLOW	US$ million
	3Q07	2Q08	3Q08
Cash flows from operating activities:
Net income	2,940	5,009	4,821
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation, depletion and amortization	532	760	713
Dividends received	39	223	126
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(165)	(260)	(290)
Deferred income taxes	(28)	333	(621)
Loss on sale of property, plant and equipment	3	86	243
Gain on sale of investment	(103)	0	0
Foreign exchange and monetary losses	(565)	(1,300)	1,133
Net unrealized derivative losses	(338)	(655)	587
Minority interest	205	147	60
Net interest payable	9	(45)	83
Others	68	(3)	1
Decrease (increase) in assets:
Accounts receivable	489	(802)	(1,481)
Inventories	(194)	(283)	(77)
Others	(467)	79	5
Increase (decrease) in liabilities:
Suppliers	95	320	237
Payroll and related charges	121	177	97
Income tax	526	750	(291)
Others	(327)	(455)	(14)
Net cash provided by operating activities	2,840	4,081	5,332
Cash flows from investing activities:
Short term investments	0	0	(634)
Loans and advances receivable	3	(33)	(25)
Guarantees and deposits	(12)	(2)	(26)
Additions to investments	0	(11)	(85)
Additions to property, plant and equipment	(1,367)	(2,105)	(1,553)
Proceeds from disposals of investment	134	0	0
Net cash used in investing activities	(1,242)	(2,151)	(2,323)
Cash flows from financing activities:
Short-term debt, net issuances (repayments)	0	(240)	0
Loans	5	1	(16)
Long-term debt	54	236	71
Repayment of long-term debt	(871)	(647)	(313)
Capital increase	0	0	12,190
Interest attributed to shareholders	0	(1,250)	0
Dividends to minority interest	0	(87)	0
Net cash used in financing activities	(812)	(1,987)	11,932
Increase (decrease) in cash and cash equivalents	786	(57)	14,941
Effect of exchange rate changes on cash and cash equivalents	(52)	(53)	(2,469)
Cash and cash equivalents, beginning of period	1,774	2,264	2,154
Cash and cash equivalents, end of period	2,508	2,154	14,626
Cash paid during the period for:
Interest on short-term debt	(1)	(5)	(1)
Interest on long-term debt	(324)	(357)	(305)
Income tax	(691)	(320)	(726)
Non-cash transactions
Interest capitalized	(20)	(14)	(14)
3Q08

US GAAP
ANNEX 2 – VOLUMES SOLD, PRICES, MARGINS AND CASH FLOWS
VOLUMES SOLD: MINERALS AND METALS — ‘000 metric tons

	3Q07	2Q08	3Q08
Iron ore	69,490	70,876	77,004
Pellets	9,034	7,982	8,911
Manganese ore	150	301	251
Ferroalloys	127	125	95
Nickel	61	69	69
Copper	77	73	95
Kaolin	272	285	287
Potash	177	181	126
Precious metals (oz)	627	597	673
PGMs (oz)	99	102	114
Cobalt (metric ton)	645	665	829
Aluminum	138	126	150
Alumina	828	861	1,163
Bauxite	300	104	181
Thermal coal	198	231	451
Metallurgical coal	599	680	689
Railroads (million ntk)	7,375	7,211	6,459
AVERAGE SALE PRICE — US$/metric ton

	3Q07	2Q08	3Q08
Iron ore	46.21	69.80	80.19
Pellets	76.71	146.33	157.00
Manganese	86.67	275.75	474.10
Ferroalloys	1,188.98	2,768.00	3,473.68
Nickel	32,312.56	26,992.70	19,691.15
Copper	7,558.02	8,483.61	6,635.14
Kaolin	216.91	189.47	198.61
Potash	276.84	580.11	817.46
Platinum (US$/oz)	1,353.39	2,036.90	1,498.02
Cobalt (US$/lb)	24.62	38.88	30.64
Aluminum	2,753.62	3,126.98	2,973.33
Alumina	343.00	382.11	365.43
Bauxite	36.67	38.46	44.20
Thermal coal	56.57	79.19	91.51
Metallurgical coal	66.94	124.49	235.17
ADJUSTED EBIT MARGIN BY BUSINESS SEGMENT

	3Q07	2Q08	3Q08
Ferrous minerals	49.7%	59.3%	58.4%
Non-ferrous minerals	41.0%	36.0%	24.4%
Logistics	24.7%	22.2%	22.3%
Total	43.4%	49.4%	47.2%
ADJUSTED EBITDA BY BUSINESS SEGMENT

	3Q07	2Q08	3Q08
Ferrous minerals	2,224	4,311	5,094
Non- ferrous minerals	1,831	1,919	1,342
Logistics	172	220	177
Others	(226)	(232)	(239)
Total	4,001	6,218	6,374
3Q08

US GAAP
ANNEX 3 – RECONCILIATION OF US GAAP and “NON-GAAP” INFORMATION
(a) Adjusted EBIT - US$ million

	3Q07	2Q08	3Q08
Net operating revenues	7,898	10,600	11,739
COGS	(3,785)	(4,763)	(5,116)
SG&A	(287)	(344)	(374)
Research and development	(206)	(269)	(331)
Other operational expenses	(190)	11	(383)
Adjusted EBIT	3,430	5,235	5,535
(b) Adjusted EBITDA
EBITDA defines profit or loss before interest, tax, depreciation and amortization. Vale uses the term adjusted EBITDA to reflect exclusion, also, of: monetary variations; equity income from the profit or loss of affiliated companies and joint ventures, less the dividends received from them; provisions for losses on investments; adjustments for changes in accounting practices; minority interests; and non-recurrent expenses. However our adjusted EBITDA is not the measure defined as EBITDA under US GAAP, and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with GAAP. Vale provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following table shows the reconciliation between adjusted EBITDA and operational cash flow, in accordance with its statement of changes in financial position:
RECONCILIATION BETWEEN ADJUSTED EBITDA AND OPERATIONAL CASH FLOW — US$ million

	3Q07	2Q08	3Q08
Operational cash flow	2,840	4,081	5,332
Income tax	975	1,173	477
FX and monetary losses	12	462	(856)
Financial expenses	150	(353)	903
Net working capital	(243)	214	1,524
Other	267	641	(1,006)
Adjusted EBITDA	4,001	6,218	6,374
(c) Net debt
RECONCILIATION BETWEEN GROSS DEBT AND NET DEBT — US$ million

	3Q07	2Q08	3Q08
Total debt	18,268	20,372	19,188
Cash and cash equivalents	2,508	2,154	15,260
Net debt	15,760	18,218	3,928
(d) Total debt / Adjusted LTM EBITDA

	3Q07	2Q08	3Q08
Total debt / Adjusted LTM EBITDA (x)	1.2	1.2	1.0
Total debt / LTM operational cash flow (x)	1.6	1.9	1.4
3Q08

US GAAP
(e) Total debt / Enterprise value

	3Q07	2Q08	3Q08
Total debt / EV (%)	10.61	11.14	18.41
Total debt / total assets (%)	24.88	23.71	20.83

Enterprise value = Market capitalization + Net debt
(f) LTM EBITDA adjusted / LTM interest payments

	3Q07	2Q08	3Q08
Adjusted LTM EBITDA / LTM interest payments (x)	12.16	13.04	15.03
LTM operational profit / LTM interest payments (x)	10.39	10.64	12.39

“This press release may include declarations that present Vale’s expectations in relation to future events or results.  All declarations, when based upon future expectations and not on historical facts involve various risks and uncertainties. Vale cannot guarantee that such declarations will come to be correct. These risks and uncertainties include factors related to the following: (a) countries where we operate, mainly Brazil and Canada; (b) global economy; (c) capital markets; (d) iron ore and nickel businesses and their dependence upon the global steel industry, which is cyclical by nature; (e) high degree of global competition in the markets which Vale operates. To obtain further information on factors that may give origin to results different from those forecasted by Vale, please consult the reports filed with the Brazilian Securities and Exchange Commission (CVM), the Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including the most recent Annual Report — Vale Form 20F and 6K forms.”
3Q08

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: October 23, 2008	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations